FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

Contact: Dan Suesskind
             Chief Financial Officer
             Teva Pharmaceutical Industries Ltd.
             (011) 972-2-589-2840
             George Barrett
             President and CEO
             Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
             Liraz Kalif / Kevin Mannix
             Investor Relations
             (011) 972-3-926-7554 / (215) 591-8912

TEVA ANNOUNCES TENTATIVE APPROVAL OF ADENOSINE INJECTION

Jerusalem, Israel, February 13, 2006 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted tentative approval for the Company's ANDA for Adenosine Injection, 3 mg/mL in 20 mL and 30 mL single dose vials.

Upon final approval, Teva's Adenosine Injection will be the AP-rated generic equivalent of Astellas Adenoscan® Injection, a product indicated as an adjunct to thallium-201 myocardial perfusion scintigraphy in patients unable to exercise adequately.

The brand product has annual sales of approximately $163 million.

Teva is currently in patent litigation concerning this product in the U.S. District Court for the District of Delaware. A suit was brought against Teva in May 2005 involving Teva's paragraph IV certification to U.S. Patent Nos. 5,070,877 and 5,731,296. A trial is scheduled to commence in 2007.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
          Name: Dan Suesskind
          Title: Chief Financial Officer

Date: February 13, 2006